UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March, 2007

Commission File Number: 1-8795

CANADIAN  NATURAL  RESOURCES  LIMITED
(Exact name of registrant as specified in its charter)

2500, 855 — 2nd Street S.W., Calgary, Alberta, Canada  T2P 4J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

The information and exhibits filed on this Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registrant’s Shelf Registration Statement on Form F-9 (File No. 333-138873).

Exhibit Number	Description
99.1	Underwriting Agreement dated March 12, 2007 between Canadian Natural Resources Limited and the underwriters listed therein.
99.2	Consent of PricewaterhouseCoopers LLP dated March 12, 2007.
99.3	Consent of Parlee McLaws LLP dated March 12, 2007.
99.4	Consent of Sproule Associates Limited dated March 12, 2007.
99.5	Consent of Ryder Scott Company - Canada dated March 12, 2007.
99.6	Consent of Gilbert Laustsen Jung Associates Ltd. dated March 12, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: March 13, 2007	By:	/s/ B. E. McGRATH
B. E. McGRATH
Corporate Secretary